_________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to __________

Commission file number 1-11178

Full title of the plan and the address of the plan, if different from that of the issuer named below:

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REVLON, INC.
One New York Plaza
New York, N.Y. 10004
212-527-4000

_________________________________________________________

REVLON EMPLOYEES' SAVINGS, INVESTMENT
AND PROFIT SHARING PLAN
December 31, 2019 and 2018

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Administrative Committee of the
Revlon Employees' Savings, Investment and Profit Sharing Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Revlon Employees' Savings, Investment and Profit Sharing Plan (the Plan) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The supplemental Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 2008.

New York, New York
June 25, 2020

REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits
As of December 31, 2019 and 2018
(Dollars in thousands)

	2019	2018
Investments at fair value:
Equity securities	$1,077	$1,505
Mutual funds	348,728	297,114
Investments at contract value:
Stable value fund	31,416	34,592
Total investments (see Note 3)	381,221	333,211

Receivables:
Employer contributions	1,489	1,455
Loans receivable from participants	5,461	5,497
Total receivables	6,950	6,952

Net assets available for benefits	$388,171	$340,163

See accompanying notes to the Plan’s financial statements

REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits
For the years ended December 31, 2019 and 2018
(Dollars in thousands)

	2019	2018
Additions to net assets attributable to:
Investment income:
Dividends	$13,295	$16,239
Net appreciation (depreciation) in fair value of investments	57,920	(30,781)
Total investment income (loss)	71,215	(14,542)

Participant loan interest	291	266

Contributions:
Employees	16,513	17,684
Employer matching, net of forfeitures (see Note 1(g))	5,474	5,445
Employer discretionary	6,893	6,607
Total contributions	28,880	29,736

Total additions	100,386	15,460

Deductions from net assets attributable to:
Distributions to and withdrawals made by participants	52,073	46,289
Loan fees and administrative expenses	307	284

Total deductions	52,380	46,573

Net increase (decrease) prior to plan transfer	48,006	(31,113)

Plan transfers in (see Note 1 (a))	2	131,249

Increase in net assets available for benefits	48,008	100,136

Net assets available for benefits:
Beginning of year	340,163	240,027
End of year	$388,171	$340,163

See accompanying notes to the Plan’s financial statements

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2019 and 2018

NOTE 1 Description of the Plan

The following description of the Revlon Employees’ Savings, Investment and Profit Sharing Plan, as amended (the "Plan"), is provided for general information purposes only. Participants should refer to the Plan document for a definitive and more complete description of the Plan’s provisions. In the case of any ambiguity or discrepancy, the Plan document shall prevail in all cases.

(a) General

The Plan is a qualified defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is sponsored by Revlon Consumer Products Corporation, a Delaware corporation (hereafter, "Products Corporation" and together with its participating subsidiaries, the "Company"). Effective January 1, 1997, a profit sharing component was added to the Plan, under which eligible employees’ Plan accounts could receive a contribution from the Company, provided certain financial objectives established by the Company at the beginning of a Plan year are met. Effective January 1, 2003 and December 31, 2009, discretionary employer contribution components were added to the Plan enabling the Company, should it elect to do so, to make discretionary contributions to eligible employees’ Plan accounts.

Effective January 1, 2018, the Company merged the Elizabeth Arden 401(k) Plan into the Plan, following the Company's September 2016 acquisition of Elizabeth Arden, Inc. Assets of approximately $131.2 million for the Elizabeth Arden 401(k) Plan were liquidated on December 29, 2017 and were transferred into similar investment funds within the Plan on January 2, 2018.

(b) Administration of the Plan

The Plan sponsor is Products Corporation.

Pursuant to the Plan, Products Corporation’s Board of Directors has appointed an Administrative Committee, which is responsible for directing the Plan’s administrative activities. An Investment Committee, also appointed by Products Corporation’s Board of Directors, oversees the selection of funds available to Plan participants for investment and reinvestment of the assets in the Plan’s trust fund.

At December 31, 2019 and 2018, the Plan’s record-keeper for the Plan’s assets and Plan trustee was Great-West Financial Retirement Plan Services ("Great-West"), under the brand name Empower™ Retirement ("Empower").

(c) Contributions

Eligible employees may participate in the Plan by contributing, through payroll deductions (on either a pre-tax or Roth after-tax basis or a combination of both), up to 25% of their eligible compensation. Highly compensated employees (which for 2019 and 2018 included employees with 2018 and 2017 annual earnings of equal to or greater than $125,000 and $120,000, respectively) were restricted to a maximum contribution of 10% in both 2019 and

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2019 and 2018

2018. All Plan participants are subject to certain U.S. Internal Revenue Service ("IRS") rules concerning income ceiling limitations and certain maximum contribution restrictions.

Plan participants who will be age 50 or older at any time during the Plan year may make additional pre-tax contributions (of up to $6,000 in both 2019 and 2018) only if they are contributing the maximum amount allowable under the Plan for the Plan year. A participant can make such contributions on a pre-tax basis, Roth after-tax basis or a combination of both.

The Company’s matching contributions are equal to 50% of each employee’s contributions up to 6% of the employee's eligible compensation (i.e., up to 3% in Company matching contributions). The Company’s matching contributions are made in cash and are invested in the Plan in accordance with each Plan participant’s instructions. See Note 8, "Subsequent Events."

For participant contributions under the Plan, eligible compensation is defined as eligible base earnings plus shift differential before contributions are deducted for the Revlon Medical Plan, the Revlon Dental Plan, the Flexible Spending Accounts, the mass transit fringe benefit program and/or the Plan. Eligible compensation does not include overtime, bonuses, Employee Cash Incentive Plan compensation, any other incentive compensation or any other earnings. Participant eligible compensation that may be taken into account for Plan contribution purposes is limited by law and may be adjusted by the IRS from time to time. For 2019 and 2018, the IRS eligible compensation limit was $280,000 and $275,000, respectively.

Effective December 31, 2009, the Company may make discretionary profit sharing contributions (the "2009 Discretionary Profit Sharing Contribution Program") should it elect to do so, in any given year. See Note 8, "Subsequent Events." Under the 2009 Discretionary Profit Sharing Contribution Program, the Company will determine each year whether to make such a discretionary profit sharing contribution and, if so, to what extent profit sharing contributions would be made (including no contributions at all) and credited at each quarter for the given Plan year. Under the 2009 Discretionary Profit Sharing Contribution Program, during any given year, profit sharing contributions remain at the Company’s discretion and can be discontinued at any point during the year. For Company contributions under the 2009 Discretionary Profit Sharing Contribution Program, eligible compensation is defined as base salary, overtime, shift differential, bonus (to the extent that bonus does not exceed 50% of base salary) and any other incentive compensation.

For each of 2019 and 2018, discretionary profit sharing contributions under the 2009 Discretionary Profit Sharing Contribution Program were 3% of each Plan participant’s eligible compensation, which was credited on a quarterly basis. Under the 2009 Discretionary Profit Sharing Contribution Program, profit sharing contributions, if any, are invested in the Plan in accordance with each Plan participant's instructions.

Employee contributions are deposited timely into a trust fund and invested in the Plan investment funds referred to in Note 3, "Investments," in accordance with each Plan participant’s directions.

A Plan participant is permitted to redesignate all or a portion of his or her account balance in any fund available under the Plan to another fund available under the Plan in multiples of 1% at any time, provided that any investments in the Revlon Common Stock Fund (which holds investments in shares of Revlon, Inc. Class A common stock) may not be purchased, sold or

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2019 and 2018

redesignated during certain restricted periods in accordance with Revlon, Inc.’s Confidentiality of Information and Securities Trading Policy, as in effect from time to time. Such restricted periods are equally applicable to all Plan participants, including all of the Company’s senior executives. The Revlon Common Stock Fund was not available at any time for purposes of the 2009 Discretionary Profit Sharing Contribution Program.

(d) Eligibility

Company employees can participate in the Plan immediately upon hire or attainment of age 18, whichever is later. Eligible employees classified as part-time, temporary, seasonal or certain other employees may elect to participate in the Plan immediately upon completing at least 1,000 hours of service in a consecutive twelve-month period and attainment of age 21.

The following categories of employees are not eligible to participate in the Plan: (i) union employees, unless their respective union’s collective bargaining agreement with Products Corporation (and any of its participating subsidiaries) specifically provides for participation in the Plan; (ii) employees with the job title "direct pay beauty advisor;" (iii) employees with the job title "field merchandiser" (unless the employee was otherwise a participant in the Plan as of January 1, 1994); (iv) employees with the job title "On-Call Distribution" or "On-Call Warehouse;" (v) employees who are interns; and (vi) leased employees. Independent contractors are not eligible to participate in the Plan.

Eligible employees may participate in the 2009 Discretionary Profit Sharing Contribution Program regardless of whether they make employee contributions under the Plan.

(e) Loans to Plan Participants

A Plan participant may borrow up to 50% of their vested account balance. The minimum amount for a loan is $1,000 and the maximum amount for a loan is $50,000. Regardless of the amount borrowed, the amount of the Plan participant’s loan request will be reduced by their highest outstanding loan balance under the Plan in the preceding 12 months. Loan proceeds are taken pro-rata from a participant’s investment funds. Moreover, loans are made from before-tax savings, vested Company matching contributions, after-tax savings and profit sharing contributions and discretionary employer contributions on a pro-rata basis. Any outstanding loans under the Plan reduce the amount available to a Plan participant for a new loan, as well as the amount that can be paid to the Plan participant when their employment terminates.

Normally, unless the first loan is currently in default, a Plan participant may have up to two loans outstanding at any time (provided that one of the loans is for the purchase of a principal residence). A Plan participant may not obtain more than one loan in any 12-month period. The interest rate for loans is determined by the Investment Committee. For 2019 and 2018, the interest rate for loans remained at a rate equal to the prime rate plus 1% as of the last business day of the month immediately preceding the month in which the loan was made. The repayment period for these loans may be up to five years, or, if the loan was used to purchase a principal residence, may be up to as long as fifteen years (or thirty years in relation with certain legacy transitions). Loans under the Plan, including interest, are repaid through payroll deductions, except in the case where a participant goes on unpaid leave, in which case the participant remits repayment directly to Great-West; in either case the

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2019 and 2018

repayments are credited to the individual participant’s Plan account according to their current investment elections. Administrative fees associated with a loan to a Plan participant under the Plan are charged directly to the Plan participant's account. As of December 31, 2019, there were 923 active and outstanding loans to participants at interest rates ranging from 4.25% to 9.25%, with maturities through 2048.

If a participant loan is in default, the participant is treated as having received a taxable deemed distribution for the amount in default. Participant payments on loans subsequent to the dates in which the loans were deemed distributed are treated as employee contributions to the Plan for purposes of increasing the tax basis in the participant’s account. These payments are not treated as employee contributions for any other purpose under the Plan. For 2019 and 2018, deemed distributions related to participant loans were $245,271 and $319,161, respectively.

(f) Vesting

Plan participants are fully vested at all times with respect to their own contributions to the Plan and the earnings on such contributions. Under the 2009 Discretionary Profit Sharing Contribution Program, profit sharing contributions are fully vested immediately upon being credited into a Plan participant’s account.

Regardless of years of service, participants also become fully vested upon the earliest of: (i) reaching age 65; (ii) termination of employment on account of disability (as defined in the Plan); (iii) death while employed by the Company, after reaching age 65; or (iv) termination of the Plan.

Effective January 1, 2015, the Company merged the Colomer USA 401(k) Profit Sharing Plan and the Colomer USA Defined Contribution Plan into the Plan, following the Company's October 2013 acquisition of The Colomer Group Participations, S.L., now known as Beautyge Participations, S.L. Matching contributions from the merged Colomer USA 401(k) Profit Sharing Plan vest according to a graded schedule, as follows: 33.33% after one year of service; 66.66% after two years; and 100% after three years. Annual employer contributions from the merged Colomer USA Defined Contribution Plan vest according to a graded schedule, as follows: 20% after one year of service; 40% after 2 years; 60% after 3 years; 80% after 4 years; and 100% after 5 years.

(g) Forfeitures

Non-vested Company contributions that are forfeited after a Plan participant’s employment terminates are used to reduce future Company contributions under the Plan, to pay permissible expenses of Plan administration and as otherwise permitted under the Plan’s provisions. Forfeitures were $45,018 and $35,379 in 2019 and 2018, respectively. The Company uses forfeitures from the current year, as well as any unused forfeitures from prior years, to reduce annual employer contributions to the Plan. Aggregate forfeitures used to reduce 2019 and 2018 Company contributions under the Plan were $40,031 and $70,800, respectively.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2019 and 2018

(h) Distribution of Benefits

Upon termination of employment, death, disability or retirement, a Plan participant is entitled to receive his or her employee contributions and vested Company contributions, subject to the vesting requirements of the Plan. The Plan permits the participant or the participant’s designated beneficiary to elect to have a distribution paid to the designated beneficiary after the participant’s death over a period of 2 to 5 years. A participant may elect to have any investment in the Revlon Common Stock Fund distributed in either cash or in shares of Revlon, Inc. Class A common stock. Plan participants are eligible for a distribution due to financial hardship under certain conditions in accordance with the Plan documents. The amount of a hardship withdrawal may not exceed the cost associated with the financial hardship in addition to any mandatory federal income tax withholding, state and local income taxes or penalties incurred. Under the Plan’s provisions, withdrawals of funds other than at disability, retirement or other termination of employment or death will be permitted, subject to certain limitations.

(i) Administrative Expenses

The Plan charges participant accounts the quarterly maintenance fees for administering the Plan. Expenses relating to short-term trading fees, investment fees and loan fees are charged against the applicable Plan participants’ investment balances.

NOTE 2 Summary of Significant Accounting Policies

(a) Basis of Presentation

The Plan’s accompanying financial statements have been prepared in accordance with the United States Department of Labor’s (the "DOL") Rules and Regulations for Reporting and Disclosure under ERISA and the accrual basis of accounting under U.S. generally accepted accounting principles ("U.S. GAAP") and present the net assets available for Plan benefits and changes in the Plan’s net assets. All tabular amounts are presented in thousands.

(b) Use of Estimates

The preparation of the Plan’s financial statements in accordance with the DOL’s Rules and Regulations for Reporting and Disclosure under ERISA and U.S. GAAP requires the Plan’s management to make certain estimates and assumptions that affect the reported amounts of the Plan’s assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Plan’s financial statements and the reported amounts of additions and deductions to the Plan’s net assets during the reporting period. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, with the exception of the Prudential Stable Value Fund ("Stable Value Fund"), a guaranteed income fund, which is stated at contract

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2019 and 2018

value. The fair value of a financial instrument is the amount that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market prices are used to value investments in equity securities. Shares held in mutual funds are valued at the net asset value of shares held by the Plan at year-end based on closing prices as of the last business day of each period presented. The Stable Value Fund is fully benefit-responsive and therefore, contract value is the relevant measurement. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis (i.e., the date on which the security trade occurs). Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date (i.e., the date on which a stockholder must hold a security in order to be entitled to receive a dividend). Net appreciation or depreciation in fair value of investments consists of realized gains and losses and unrealized appreciation or depreciation in investments. Realized gains and losses are calculated using the average cost method. Unrealized appreciation or depreciation is calculated as the difference between the fair value of investments at the end of the Plan year and their fair value at the beginning of the Plan year, or acquisition cost if acquired during the Plan year. Capital gain distributions from the Plan’s investments are included in dividend income.

(d) Participant Loans

Participant loans are measured at their unpaid principal balance, plus any accrued but unpaid interest.

NOTE 3 Investments
As of December 31, 2019, the Plan’s investment options consisted of: (i) 25 mutual funds, including 14 mutual funds with various investment and income objectives and 11 American Funds "Target Date Retirement Funds," each with an objective of balancing risk and seeking certain returns based upon the Plan participant’s self-targeted retirement date; (ii) the Revlon Common Stock Fund, consisting solely of shares of Revlon, Inc. Class A common stock; and (iii) the Prudential Stable Value Fund, a stable value fund that seeks to preserve principal and liquidity and invests primarily in public bonds, commercial mortgages and private placement bonds.
For information about any of the funds offered under the Plan, including risk factors, investment objectives and expenses, Plan participants should refer to the particular fund’s prospectus.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2019 and 2018

Included in the Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018 are the following investments, each stated at fair value, with the exception of the Stable Value Fund, which is stated at contract value:

	December 31,
	2019	2018
	(Dollars in thousands)
Equity Securities:
Revlon Common Stock Fund	$1,077	$1,505
Mutual Funds:
American Funds 2010 Target Date Retirement Fund	1,874	1,926
American Funds 2015 Target Date Retirement Fund	7,670	8,081
American Funds 2020 Target Date Retirement Fund	21,097	20,187
American Funds 2025 Target Date Retirement Fund	19,821	17,492
American Funds 2030 Target Date Retirement Fund	36,983	31,690
American Funds 2035 Target Date Retirement Fund	20,531	16,391
American Funds 2040 Target Date Retirement Fund	18,916	15,732
American Funds 2045 Target Date Retirement Fund	12,107	9,400
American Funds 2050 Target Date Retirement Fund	12,536	9,109
American Funds 2055 Target Date Retirement Fund	7,015	4,385
American Funds 2060 Target Date Retirement Fund	712	173
American Funds EuroPacific Growth Fund	15,319	13,818
American Funds Growth Fund of Amer R6	23,105	20,591
JPMorgan U.S. Small Company	7,641	8,178
Columbia Dividend Income Institutional 3	26,515	22,561
American Century Mid Cap Value R6	3,212	—
MassMutual Select Mid Cap Growth I	18,689	15,541
American Beacon Mid Cap Value Institutional	—	2,558
Vanguard 500 Index Admiral Fund	27,257	22,066
Vanguard Extended Market Index Admiral Institutional	7,009	6,473
Vanguard Inflation Protected Securities Fund Admiral Shares	1,494	1,125
Vanguard Russell 1000 Growth Index I	35,532	28,292
PIMCO Income Fund – Institutional Class	9,380	8,880
Janus Flexible Bond	9,985	8,880
Oppenheimer Developing Markets Fund	3,757	3,071
Templeton Global Bond	571	514
Total Mutual Funds	348,728	297,114

Total Investments at Fair Value (a)	349,805	298,619
Stable Value Fund:
Prudential Stable Value Fund (b)	31,416	34,592
Total Investments	$381,221	$333,211

(a) Assets and liabilities measured at fair value are required to be categorized into three levels of fair value based upon the assumptions used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3, if applicable, generally would require significant management judgment. The three levels for categorizing the fair value measurement of assets and liabilities are as follows:

•Level 1: Fair value of the asset or liability is determined using observable inputs, such as quoted prices in active markets for identical assets or liabilities;

•Level 2: Fair value of the asset or liability is determined using inputs other than quoted prices that are observable for the applicable asset or liability, either directly or indirectly,

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2019 and 2018

such as quoted prices for similar (as opposed to identical) assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active; and

•Level 3: Fair value of the asset or liability is determined using unobservable inputs that reflect the Company’s own assumptions regarding the applicable asset or liability.

The fair values of the Plan’s investments were determined as follows:

•Revlon Common Stock Fund: The fair value of the investments in the Revlon Common Stock Fund reflects the closing price of shares of Revlon, Inc. Class A common stock as reported on the New York Stock Exchange (the "NYSE") where such shares are listed. The Company classifies the Revlon Common Stock Fund investments within Level 1 of the fair value hierarchy.

•Mutual funds: The fair values of the investments included in the mutual funds asset class are determined using net asset value ("NAV") provided by the administrator of the funds. The NAV is based on the closing price reported on the major market where the individual securities within the mutual fund are traded. The Company classifies mutual fund investments within Level 1 of the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There were no changes in methodologies used at December 31, 2019 and 2018 and there were no transfers between fair value levels during the years ended December 31, 2019 and 2018.

As of December 31, 2019, the fair values of the Plan’s investments were categorized as presented in the table below:

(Dollars in thousands)	Total	Level 1	Level 2	Level 3
Plan Assets:
Revlon Common Stock Fund	$1,077	$1,077	$—	$—
Mutual funds:
U.S. large cap equities	112,409	112,409	—	—
U.S. small/mid cap equities	36,551	36,551	—	—
Target date blended	159,262	159,262	—	—
International equities	15,319	15,319	—	—
Emerging market equities	3,757	3,757	—	—
Corporate bonds	14,348	14,348	—	—
Government bonds	7,082	7,082	—	—
Total assets at fair value	$349,805	$349,805	$—	$—

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2019 and 2018

As of December 31, 2018, the fair values of the Plan’s investments were categorized as presented in the table below:

(Dollars in thousands)	Total	Level 1	Level 2	Level 3
Plan Assets:
Revlon Common Stock Fund	$1,505	$1,505	$—	$—
Mutual funds:
U.S. large cap equities	93,512	93,512	—	—
U.S. small/mid cap equities	32,749	32,749	—	—
Target date blended	134,565	134,565	—	—
International equities	13,818	13,818	—	—
Emerging market equities	3,071	3,071	—	—
Corporate bonds	10,769	10,769	—	—
Government bonds	8,630	8,630	—	—
Total assets at fair value	$298,619	$298,619	$—	$—

(b) The Stable Value Fund primarily invests in a broadly diversified, fixed income portfolio, which includes public bonds, commercial mortgages and private placement bonds. The objective of the fund is to preserve principal and accumulated interest and provide liquidity of investment.

The Plan's investment in the Stable Value Fund is fully benefit-responsive and therefore, contract value is the relevant measurement for the portion of the net assets available for benefits attributable to this investment. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Stable Value Fund at contract value. The Stable Value Fund is valued based on information reported by Prudential, the fund's issuer.

Certain events may limit the ability of the Stable Value Fund or the Plan with respect to the Stable Value Fund to transact at contract value. Withdrawals from the Stable Value Fund prompted by the Plan or the Company, such as withdrawals resulting from adjustments to the Plan's investment options, may be paid at less than full contract value. The Plan administrator does not believe that the occurrence of any such events is probable.

At December 31, 2019, the Plan had no unfunded commitments related to the Stable Value Fund.

NOTE 4 Risks and Uncertainties

The Plan’s participants direct their respective account balances into various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of these investment securities will occur in the near term and that such changes could materially affect Plan participants’ account balances and the amounts reported in the Plan’s Statements of Net Assets Available for Benefits. For more detailed information about any of the funds offered under the Plan, including risk factors, investment objectives and expenses, Plan participants should refer to the particular fund’s prospectus.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2019 and 2018

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into various financial instruments, with the exception of the Revlon Common Stock Fund, which invests in the securities of a single issuer.

NOTE 5 Plan Termination

Products Corporation has the right to amend or terminate the Plan or any of its components at any time and has delegated to the Administrative Committee authority to amend the Plan for certain changes required by law and non-material and administrative amendments. In the event that the Plan is terminated or all contributions under the Plan are completely discontinued, each Plan participant would become fully vested in any unvested portion of Company contributions allocated to that Plan participant’s account.

NOTE 6 Federal Income Tax Status

Products Corporation intends the Plan to be a qualified plan as described in sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and, as such, Products Corporation intends the trust established under the Plan to be exempt from federal income taxes under the provisions of Section 501(a) of the Code. The IRS has issued a favorable determination letter, dated December 14, 2017, with respect to the Plan. Such letter generally addresses the qualification of the Plan, as amended through January 6, 2016, as a qualified plan under Sections 401(a) and 401(k) of the Code. While the Plan was further amended after January 6, 2016, in the opinion of Products Corporation in its capacity as Plan sponsor, the Plan continues to be qualified and exempt from federal income taxes. Therefore, the Plan’s financial statements include no provision for income taxes.

U.S. GAAP requires the Plan sponsor to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Products Corporation, in its capacity as Plan sponsor, has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or an asset) or other disclosure in the Plan’s financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no such audits in progress and the Plan sponsor believes the Plan is no longer subject to income tax examinations for years prior to 2016.

NOTE 7 Related Party Transactions

As of December 31, 2019, the Plan held investments of $1,077,004, or 50,280 shares, of Revlon, Inc. Class A common stock (based on its NYSE closing price of $21.42 per share on December 31, 2019), which at that date was approximately 0.3% of the Plan’s net assets available for benefits. As of December 31, 2018, the Plan held investments of $1,505,357, or 59,760 shares of Revlon, Inc. Class A common stock (based on its NYSE closing price of $25.19 per share on December 31, 2018), which at that date was approximately 0.4% of the Plan’s net assets available for benefits.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2019 and 2018

NOTE 8 Subsequent Events

The recent spread of the novel coronavirus known as COVID-19 has adversely impacted global commercial activity and contributed to significant volatility in the global financial markets. In March 2020, the Company implemented various interim organizational measures designed to reduce its costs in response to the COVID-19 pandemic, including amending the Plan to authorize the Company's CEO to suspend and reinstate the Company’s discretionary profit sharing contributions and matching contributions to the Plan. These contributions were immediately suspended and remain suspended as of the filing of this Form 11-K.

The Plan Sponsor has evaluated subsequent events from December 31, 2019 through June 25, 2020 and determined that no additional significant adjustments or disclosures are required.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2019

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Fair Value
	American Funds Distributors	American Funds 2010 Target Date Retirement; 166,983 shares (mutual fund)	**	1,873,545
		American Funds 2015 Target Date Retirement; 645,641 shares (mutual fund)	**	7,670,217
		American Funds 2020 Target Date Retirement; 1,622,846 shares (mutual fund)	**	21,097,000
		American Funds 2025 Target Date Retirement; 1,402,739 shares (mutual fund)	**	19,820,705
		American Funds 2030 Target Date Retirement; 2,431,475 shares (mutual fund)	**	36,982,738
		American Funds 2035 Target Date Retirement; 1,296,955 shares (mutual fund)	**	20,530,796
		American Funds 2040 Target Date Retirement;1,162,648 shares (mutual fund)	**	18,916,285
		American Funds 2045 Target Date Retirement; 730,247 shares (mutual fund)	**	12,107,488
		American Funds 2050 Target Date Retirement; 769,529 shares (mutual fund)	**	12,535,625
		American Funds 2055 Target Date Retirement; 342,720 shares (mutual fund)	**	7,015,476
		American Funds 2060 Target Date Retirement; 52,265 shares (mutual fund)	**	712,366
		American Funds EuroPacific Growth; 275,778 shares (mutual fund)	**	15,319,467
		American Funds Growth Fund of Amer R6; 451,887 shares (mutual fund)	**	23,105,003
	J.P. Morgan Asset Management	J.P. Morgan U.S. Small Company; 430,008 shares (mutual fund)	**	7,641,251
	Columbia Value Fund	Columbia Dividend Income Institutional 3; 1,065,290 shares (mutual fund)	**	26,515,061
	American Century Investments	American Century Mid Cap Value R6; 187,917 shares (mutual fund)	**	3,211,510
	MassMutual Fund	MassMutual Select Mid Cap Growth I; 788,893 shares (mutual fund)	**	18,688,879
	The Vanguard Group, Inc.	Vanguard 500 Index Admiral; 91,425 shares (mutual fund)	**	27,257,329
		Vanguard Extended Market Index Admiral Institutional; 73,315 shares (mutual fund)	**	7,008,898
		Vanguard Inflation-Protected Securities Admiral Shares; 57,736 shares (mutual fund)	**	1,494,204
		Vanguard Russell 1000 Growth Index I; 102,121 shares (mutual fund)	**	35,531,957
	PIMCO Funds	PIMCO Income Fund - Institutional Class; 779,080 shares (mutual fund)	**	9,380,126
	Janus Capital Group	Janus Flexible Bond Fund; 946,406 shares (mutual fund)	**	9,984,580
	Oppenheimer Funds	Oppenheimer Developing Markets Fund; 82,410 shares (mutual fund)	**	3,757,081
	Franklin Templeton Investments	Templeton Global Bond; 53,510 shares (mutual fund)	**	570,954
***	Prudential Investments	Prudential Stable Value Fund; 1,159,038 units (stable value fund)	**	31,415,884
*	Revlon, Inc.	Revlon Common Stock Fund; 50,280 shares (equity security)	**	1,077,004
*	Loans to participants	Loans to participants at interest rates, ranging from 4.25% to 9.25%, with maturities through 2048; 923 active and outstanding loans		5,461,010
	Total Investments			$386,682,439
* Party-in-interest.
** Cost information is not required for participant-directed investments and, therefore, is not included.
*** Investment at contract value.

See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

By /s/ Gretchen Reed ------------------------------------------------ Gretchen Reed Member of the Plan’s Administrative Committee
Dated: June 25, 2020

List of Exhibits on Form 11-K

Exhibits	Description

23.1	Consent of Independent Registered Public Accounting Firm